Exhibit 99.1

PRESS RELEASE

All amounts expressed in US dollars

Geologically Driven Asset Management Delivers Third Successive Year of Reserve Growth at Sustained Quality, While Unlocking Embedded Growth Portfolio

TORONTO, February 8, 2024 – Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) grew attributable proven and probable gold mineral reserves by 5.0 million ounces before 2023 depletion, while continuing to maintain the quality of the mineral reserve base. Attributable proven and probable mineral reserves now stand at 77 million ounces2 at 1.65g/t, increasing from 76 million ounces3 at 1.67g/t in 2022. Led by the Africa & Middle East region, Barrick has delivered a third consecutive year of organic gold reserve growth over and above annual depletion. This unremitting focus on asset quality has successfully delivered replacement of over 140%4 of the company’s gold reserve depletion since end of year 2019, adding almost 29 million ounces4 of attributable proven and probable reserves or 44 million ounces4 of proven and probable reserves on a 100% basis (excluding acquisitions and divestments).

Successful drilling programs at Lumwana drove the growth of proven and probable copper reserves by 330 thousand tonnes2 of copper in 2023. As a result, Barrick replaced 124% of annual global copper depletion at a consistent quality, effectively maintaining attributable proven and probable copper mineral reserves of 5.6 million tonnes2 at 0.39% in 2023.

Attributable measured and indicated gold resources for 2023 stand at 180 million ounces2 at 1.06g/t, with a further 39 million ounces2 at 0.8g/t of inferred resources. Attributable measured and indicated copper resources for 2023 stand at 21 million tonnes2 of copper at 0.39%, with a further 7.1 million tonnes2 of copper at 0.4% of inferred resources. Mineral resources are reported inclusive of reserves and are based on a gold price of $1,700/oz1 and an updated copper price of $4.00/lb1 for 2023.

President and chief executive Mark Bristow said Barrick’s strategy of investing in organic growth through exploration and mineral resource management has set us apart within the industry, creating real value through discovery and development, rather than relying upon increases in commodity prices to provide value to high premium mergers and acquisitions.

“In order for our industry to help build a better world, we have to invest in our own future by creating value through exploration, leveraging our capital infrastructure base by replacing the ounces that we mine, which in turn enables us to provide multi-generational investment in our communities, developing local service provider partnerships, and investing in improving our operating environments” said Bristow.

Mineral Resource Management and Evaluation Executive Simon Bottoms stated that the company’s reserves at a price of $1,300/oz for gold1 and $3.00/lb for copper1 demonstrate the quality differentiation of our assets relative to our peers. “Barrick’s core focus on geologically driven asset management, not only underpins the company’s reserve replacement record, but is also key in unlocking the embedded organic growth portfolio to increase the production profile to approximately 6.5 million gold equivalent ounces5 per year by the end of this decade, as both the Reko Diq and Lumwana Super Pit expansion projects are on track to complete their respective feasibility studies by the end of 2024” said Bottoms.

The Africa & Middle East region, replaced 165% of the regional 2023 gold reserve depletion, led by Loulo-Gounkoto, with extensions of the high grade Yalea orebody, delivering a 1.1 million ounce2 increase in attributable proven and probable reserves before depletion. Bulyanhulu also delivered strong results through the extension of Reef 1 and Reef 2 near surface mineralization, with updated feasibility studies supporting an additional surface decline access portal for each Reef, adding 0.9 million ounces2 to attributable proven and probable reserves. At Kibali, the ongoing conversion drilling in the 11000 lode in KCD underground combined with the conversion of some satellite pit resources delivered a 0.47 million ounce2 increase in attributable proven and probable reserves before depletion.

The Lumwana copper mineral reserve base also grew by 6% year on year, net of depletion, as a result of ongoing conversion drilling in the Malundwe Pit. This also resulted in the updated 2023 measured and indicated copper resources for Lumwana, which stand at 7.1 million tonnes2 of copper at 0.52%, with a further 4 million tonnes2 of copper at 0.4% of inferred resources, which are expected to provide the foundation for a Tier One Copper Asset6 with the completion of the Super Pit Expansion feasibility study in 2024.

Within the Latin America & Asia Pacific region, a pre-feasibility study was completed on the expansion of the leach pad supporting an additional pushback in the open pit at Veladero, resulting in 2023 attributable proven and probable gold reserves for the region of 27 million ounces2 at 0.96g/t. Updates to the Reko Diq5 mineral resources reflect ongoing feasibility study updates, resulting in an attributable measured and indicated mineral resource of 8.3 million tonnes2 of copper at 0.43% with 14 million ounces2 of gold at 0.25g/t, and an attributable inferred mineral resource of 2.2 million tonnes2 of copper at 0.3% with 3.8 million ounces2 of gold at 0.2g/t.

In North America, ongoing growth programs at Turquoise Ridge, Leeville Underground in Carlin and Robertson in Cortez added 1.9 million ounces2 of gold on an attributable basis before annual depletion, effectively replacing more than 80% of annual depletion. This resulted in sustaining attributable proven and probable mineral reserves for the region of 31 million ounces2 at 2.45g/t for 2023. At the same time, attributable gold measured and indicated mineral resources for the region stand at 68 million ounces2 at 2.10g/t, while updated inferred attributable gold resources grew to 18 million ounces2 at 2.1 g/t. Looking forward to 2024, the regional mineral resource base is forecast to be a key driver of future growth. As part of this, a comprehensive evaluation program and dedicated study team will evaluate the strike length of the 100% owned Fourmile deposit7, targeting an update to mineral resources at the end of 2024, which will inform Barrick’s decision on commencement of a pre-feasibility study.

Enquiries:

President and CEO	Senior EVP and CFO	Investor and Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+1 647 205 7694	+1 647 262 2095	+44 20 7557 7738
+44 788 071 1386	+44 779 771 1338	Email: barrick@dpapr.com

Website: www.barrick.com

BARRICK GOLD CORPORATION	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by: Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; Craig Fiddes, SME-RM, Lead - Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America and Asia Pacific; and Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa & Middle East - each a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Endnote 1

Commodity	Proven and Probable Reserve Price Assumptions		Measured, Indicated and Inferred Resource Price Assumptions
	2022	2023	2022	2023
Gold	$1,300/oz	$1,300/oz i	$1,700/oz	$1,700/oz
Copperii	$3.00/lb	$3.00/lb	$3.75/lb	$4.00/lb
Silver	$18.00/oz	$18.00/oz	$21.00/oz	$21.00/oz

i Except at Tongon where gold mineral reserves for 2023 are based upon a price assumption of $1,500/oz and Hemlo where gold mineral reserves are based on a price assumption of $1,400/oz.

ii Except at Zaldivar, where mineral reserves and resources are based on Antofagasta’s price assumptions. For mineral reserves, the copper price assumption used by Antofagasta is $3.50/lb for 2023 and was $3.30/lb for 2022. For mineral resources, the copper price assumption used by Antofagasta is $4.20/lb for 2023 and was $3.75/lb for 2022.

Endnote 2

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2023, unless otherwise noted. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper. Measured resources of 430 million tonnes grading 1.76g/t, representing 24 million ounces of gold, and 580 million tonnes grading 0.39%, representing 2.2 million tonnes of copper. Indicated resources of 4,800 million tonnes grading 1.00g/t, representing 150 million ounces of gold, and 4,900 million tonnes grading 0.39%, representing 19 million tonnes of copper. Inferred resources of 1,500 million tonnes grading 0.8g/t, representing 39 million ounces of gold, and 2,000 million tonnes grading 0.4%, representing 7.1 million tonnes of copper. Totals may not appear to sum correctly due to rounding. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included on the following pages of this press release.

Endnote 3

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates as of December 31, 2022, unless otherwise noted. Proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold, and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper. Probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper. Measured resources of 480 million tonnes grading 2.13g/t, representing 33 million ounces of gold, and 700 million tonnes grading 0.39%, representing 6,000 million pounds of copper. Indicated resources of 4,700 million tonnes grading 0.96g/t, representing 150 million ounces of gold, and 4,500 million tonnes grading 0.39%, representing 38,000 million pounds of copper. Inferred resources of 1,500 million tonnes grading 0.8g/t, representing 42 million ounces of gold, and 1,800 million tonnes grading 0.4%, representing 15,000 million pounds of copper. Totals may not appear to sum correctly due to rounding. Complete mineral reserve and mineral resource data for all mines and projects referenced in this presentation as of December 31, 2022, including tonnes, grades, pounds, and ounces, can be found on pages 33-46 of Barrick’s 2022 Annual Information Form / Form 40-F on file with the Canadian provincial securities regulators on SEDAR+ at www.sedarplus.ca and the Securities and Exchange Commission on EDGAR at www.sec.gov.

BARRICK GOLD CORPORATION	PRESS RELEASE

Endnote 4

Proven and probable reserve gains calculated from cumulative net change in reserves from year end 2019 to 2023.

Reserve replacement percentage is calculated from the cumulative net change in reserves from 2020 to 2023 divided by the cumulative depletion in reserves from year end 2019 to 2023 as shown in the table below:

Year	Attributable P&P Gold (Moz)	Attributable Gold Acquisition & Divestments (Moz)	Attributable Gold Depletion (Moz)	Attributable Gold Net Change (Moz)

2019[a]	71	-	-	-

2020[b]	68	(2.2)	(5.5)	4.2

2021[c]	69	(0.91)	(5.4)	8.1

2022[d]	76	-	(4.8)	12

2023[e]	77	-	(4.6)	5

2019 – 2023 Total	N/A	(3.1)	(20)	29

Totals may not appear to sum correctly due to rounding.

Attributable acquisitions and divestments includes the following: a decrease of 2.2 Moz in proven and probable gold reserves from December 31, 2019 to December 31, 2020, as a result of the divestiture of Barrick’s Massawa gold project effective March 4, 2020; and a decrease of 0.91 Moz in proven and probable gold reserves from December 31, 2020 to December 31, 2021, as a result of the change in Barrick’s ownership interest in Porgera from 47.5% to 24.5% and the net impact of the asset exchange of Lone Tree to i-80 Gold for the remaining 50% of South Arturo that Nevada Gold Mines did not already own.

All estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities.

[a]

Estimates as of December 31, 2019, unless otherwise noted,. Proven reserves of 280 million tonnes grading 2.42 g/t, representing 22 million ounces of gold and Probable reserves of 1,000 million tonnes grading 1.48 g/t, representing 49 million ounces of gold.

[b]

Estimates as of December 31, 2020, unless otherwise noted Proven reserves of 280 million tonnes grading 2.37g/t, representing 21 million ounces of gold and Probable reserves of 990 million tonnes grading 1.46g/t, representing 47 million ounces of gold.

[c]

Estimates as of December 31, 2021, unless otherwise noted, Proven mineral reserves of 240 million tonnes grading 2.20g/t, representing 17 million ounces of gold and Probable reserves of 1,000 million tonnes grading 1.60g/t, representing 53 million ounces of gold.

[d]

Estimates as of December 31, 2022, unless otherwise noted. Proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold and Probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold.

[e]

Estimates are as of December 31, 2023, unless otherwise noted. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold. Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold.

BARRICK GOLD CORPORATION	PRESS RELEASE

Endnote 5

Gold equivalent ounces calculated from our copper assets are calculated using a gold price of $1,300/oz and copper price of $3.00/lb. Barrick’s ten-year indicative production profile for gold equivalent ounces is based on the following assumptions:

Key Outlook Assumptions	2023	2024	2025+

Gold Price ($/oz)	1,948	1,900	1,300

Copper Price ($/lb)	3.85	3.50	3.00

Oil Price (WTI) ($/barrel)	85	75	75

AUD Exchange Rate (AUD:USD)	0.75	0.75	0.75

ARS Exchange Rate (USD:ARS)	800	800	800

CAD Exchange Rate (USD:CAD)	1.30	1.30	1.30

CLP Exchange Rate (USD:CLP)	900	900	900

EUR Exchange Rate (EUR:USD)	1.10	1.20	1.20

Barrick’s five-year indicative outlook is based on our current operating asset portfolio, sustaining projects in progress and exploration/mineral resource management initiatives in execution. This outlook is based on our current reserves and resources as disclosed in this press release and assumes that we will continue to be able to convert resources into reserves. Additional asset optimization, further exploration growth, new project initiatives and divestitures are not included. For the company’s gold and copper segments, and where applicable for a specific region, this indicative outlook is subject to change and assumes the following: new open pit production permitted and commencing at Hemlo in the second half of 2025, allowing three years for permitting and two years for pre-stripping prior to first ore production in 2027; Tongon will enter care and maintenance by 2026; and production from the Zaldívar CuproChlor® Chloride Leach Project (Antofagasta is the operator of Zaldívar).

Our five-year indicative outlook excludes: production from Fourmile; Pierina and Golden Sunlight, both of which are currently in care and maintenance; and production from long-term greenfield optionality from Donlin, Pascua-Lama, Norte Abierto and Alturas.

Barrick’s ten-year indicative production profile is subject to change and is based on the same assumptions as the current five-year outlook detailed above, except that the subsequent five years of the ten-year outlook assumes attributable production from Fourmile as well as exploration and mineral resource management projects in execution at Nevada Gold Mines and Hemlo.

Barrick’s five-year and ten-year production profile in this press release also assumes the re-start of Porgera, as well as an indicative gold and copper production profile for Reko Diq and an indicative copper production profile for the Lumwana Super Pit expansion, both of which are conceptual in nature.

Endnote 6

A Tier One Gold Asset is an asset with a $1,300/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with all in sustaining costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a $3.00/lb reserve with potential for +5Mt contained copper in support of at least 20 years life, annual production of at least 200ktpa, with all in sustaining costs per pound in the lower half of the industry cost curve

Endnote 7

Fourmile is currently 100% owned by Barrick. As previously disclosed, Barrick anticipates Fourmile being contributed to the Nevada Gold Mines joint venture if certain criteria are met following the completion of drilling and the requisite feasibility work.

BARRICK GOLD CORPORATION	PRESS RELEASE

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans, or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “growth”, “potential”, “deliver”, “future”, “support”, “estimated”, “represent”, “target”, “plan”, “continues”, “would” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s ability to convert resources into reserves and future reserve replacement; potential mineralization and metal or mineral recoveries; Barrick’s focus on Tier One Assets and its potential for growth while delivering sustainable returns; Barrick’s forward-looking production guidance, including our five and ten year outlooks for gold and copper; our plans and expected completion and benefits of our growth projects, including the Lumwana Super Pit, Reko Diq project and Veladero leach pad expansion; mine life and production rates, including annual production expectations from Reko Diq and Lumwana and anticipated production growth from Barrick’s organic project pipeline and reserve replacement; the anticipated timing for completion of the Lumwana Super Pit and Reko Diq feasibility studies and Barrick’s decision regarding commencement of a pre-feasibility study at Fourmile; the potential for Lumwana to become a Tier One Copper Asset; Barrick’s global exploration strategy and planned exploration activities; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; the potential for further growth at Nevada Gold Mines including at Turquoise Ridge, Leeville Underground and Robertson; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation, and exploration successes; risks associated with projects in the early stages of evaluation, and for which additional engineering and other analysis is required; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; changes in national and local government legislation, taxation, controls or regulations and/ or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in the jurisdictions in which the Company or its affiliates do or may carry on business in the future; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; litigation and legal and administrative proceedings; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. Barrick also cautions that its guidance, as well as its five and ten-year outlooks for gold and copper, may be impacted by the continuing business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE